Sheet1

	as of July 25, 2000 - REVISED
PASSED	FUNDS	2. Indep Auditors	% of Voted	% of Total	3. Trustees to Reg the fund Master/Feeder Structure	% of Voted	% of Total
7/25	High Income Muni Bond
item #'s	For All	16,428,942	94.99	93.22	15,529,924	89.79	88.12
1, 2 & 3	Withhold All	79,551	0.45	0.45	449,115	2.59	2.54
	For All Except	786,769	4.54	4.46	1,316,223	7.61	7.46
	Broker Non Vote

Last Updated on 04/26/2001
By MLMAG